13215 Bee Cave Parkway, Suite B-300 Austin, Texas 78738 Office: (512) 538-2300 www.shpreit.com

May 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Shannon Menjivar

Attention: Mr. Jeffrey Lewis

RE:	Summit Hotel Properties, Inc.

Form 10-K for the fiscal year ended December 31, 2020

Filed February 26, 2021

File No. 001-35074

Dear Ms. Menjivar & Mr. Lewis:

This letter is being submitted in response to the comment letter dated April 28, 2021 of the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) regarding the Form 10-K filed by Summit Hotel Properties, Inc. (the “Company”) on February 26, 2021.

For the Staff’s convenience, the Staff’s comment appears below in italics with the Company’s response to the comment set out immediately below it.

Form 10-K for the fiscal year ended December 31, 2020

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 49

1.	We note a provision for credit losses of $4.8 million for the year ended December 31, 2020, which is presented as an adjustment from Net (loss) income to FFO applicable to common shares and common units and further adjusted to arrive at EBITDAre. We also note in your earnings release a provision for credit losses of $2.3 million and $4.8 million for the three and twelve months ended December 31, 2020, respectively, which is included in your presentation of Hotel EBITDA. Please tell us how you determined these adjustments were appropriate and if you intend to make similar adjustments to these non-GAAP measures going forward.

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Ms. Shannon Menjivar

Mr. Jeffrey Lewis

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

May 4, 2021

RESPONSE:

As defined by Nareit, FFO represents net income or loss (computed in accordance with GAAP), excluding preferred dividends, gains (or losses) from sales of real property, impairment losses on real estate assets, items classified by GAAP as extraordinary, the cumulative effect of changes in accounting principles, plus depreciation and amortization related to real estate assets, and adjustments for unconsolidated partnerships, and joint ventures. EBITDAre, as defined by Nareit, is calculated as EBITDA, excluding: (i) loss and gains on disposition of property and (ii) asset impairments, if any.

Our provision for credit losses represents an infrequently occurring, non-cash charge to reduce the net carrying amounts of the related real estate notes receivables to their estimated net realizable amounts at the reporting date. The provision for credit losses referenced in your letter relate to certain of our real estate notes receivables, which are qualified real estate assets for real estate investment trusts. We view the provision for credit losses as similar in nature to an impairment charge for our other real estate assets, such as hotel properties. Therefore, we believe that adjusting Net (loss) income to FFO applicable to common shares and common units and further adjusted to arrive at EBITDAre for the provision for credit losses provides a consistent presentation of FFO and EBITDAre based on the Nareit definitions and industry practice. Additionally, if any portion of the provision for credit losses is reversed in future periods as a result of our determination that there has been an increase in the expected recoverability of the notes receivables (not to exceed the aggregate of amounts previously written off and expected to be written off), we would also adjust Net (loss) income for the reversal of the provision for credit losses to calculate FFO applicable to common shares and common units and EBITDAre.

We present Hotel EBITDA as an additional non-GAAP financial measure to provide investors a more complete understanding of the operating results over which individual hotels and operators have direct control. The provision for credit losses of $2.3 million and $4.8 million for the three and twelve months ended December 31, 2020, respectively, do not relate to hotel operations and such credit losses were not under the control of our individual hotels or operators. Therefore, we believe adding back the provision for credit losses to our consolidated operating income (loss) reported on a GAAP basis in our calculation of Hotel EBITDA is appropriate.

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Ms. Shannon Menjivar

Mr. Jeffrey Lewis

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

May 4, 2021

Our real estate notes receivables, in part, relate to mezzanine loans for real estate development projects used to fund the development of hotel properties. The mezzanine loans generally have separate options that enable us to purchase the hotel property upon completion of the construction. Mezzanine loan transactions generally comprise a limited part of our investment strategy, if and when such an opportunity arises and meets our underwriting standards. Mezzanine loans are not core to our business. As of December 31, 2020, the gross amount of our notes receivables related to mezzanine loans was $28.7 million, or approximately 1% of total assets, and we recorded a provision for credit losses related to certain of these loans totaling $2.5 million during the first quarter of 2020, primarily as a result of the negative effects of the COVID-19 pandemic on the borrowers. The mezzanine loans outstanding at December 31, 2020 mature on various dates between March 2022 and May 2022. We currently do not have new mezzanine loans planned or in process. Therefore, similar adjustments to these non-GAAP measures going forward will only be required for a limited time through the maturity dates of our currently outstanding mezzanine loans and only if we determine in a future reporting period prior to the maturity dates of the loans that the net realizability of the loans is less than their net carrying amounts thereby requiring a provision for credit losses. However, if new mezzanine loans are closed in the future and ever require a provision for credit losses, we would anticipate making similar adjustments to these non-GAAP financial measures so that we can provide investors with a more complete understanding of our operating results and to ensure consistency in our reporting of non-GAAP financial measures between periods and comparability in our reporting of non-GAAP measures among our peer companies.

In addition, our real estate notes receivables also relate to seller-financing loans that we received as consideration for a portion of the sale of two hotel properties to a single purchaser in 2018. The gross outstanding balance of these loans was $2.4 million at December 31, 2020 and the loans are scheduled to mature on December 31, 2021. We generally do not provide seller-financing when selling hotel properties; however, we provided such financing for this sale on an exception basis to facilitate the transaction. During the fourth quarter of 2020, the borrower failed to make scheduled payments under the terms of the loan agreements as a result of the negative effects of the COVID-19 pandemic on the borrower. We have been in negotiations with the borrower to secure repayment of the outstanding balance and unpaid interest on the loans. However, we are uncertain as to whether we will be successful in our negotiations with the borrower to secure repayment of the outstanding obligations. As such, we recorded a $2.3 million provision for credit losses during the three months ended December 31, 2020, which is equal to the balance of the loans net of a discount on the loans of $0.1 million. Given that the loans are fully reserved, no additional provision for credit losses is possible. If we are able to secure repayment of some or all of the balance of the outstanding obligations, then we will reverse the provision for credit losses related to these loans in an amount equal to our recovery under the loans. Since the provision for credit losses related to these loans is an infrequent and non-recurring, non-cash item, and does not relate to the operating results of the hotels or operators, we believe the adjustment to adjust Net (loss) income for the provision for credit losses to calculate Hotel EBITDAre is appropriate to ensure consistency in our reporting of non-GAAP financial measures between periods and comparability in our reporting of non-GAAP measures among our peer companies.

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Ms. Shannon Menjivar

Mr. Jeffrey Lewis

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

May 4, 2021

We have reviewed the Staff’s comment letter and this response with our Audit Committee. If you have any questions or comments regarding our response above, please do not hesitate to call the undersigned at 512-538-2302.

Very truly yours,

/s/ Jonathan P. Stanner

Jonathan P. Stanner
President & Chief Executive Officer

Cc:	Christopher R. Eng, General Counsel & Chief Risk Officer

David C. Wright, Hunton, Andrews, Kurth, LLP

Mark W. Wickersham, Hunton, Andrews, Kurth, LLP

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